                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the

                  Securities Exchange Act of 1934 [Fee Waived]


For the Fiscal Year Ended December 31, 1999        Commission File Number 0-1928

                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN


           Nameof Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209

Page 1 of [14] sequentially numbered pages.
The Exhibit Index is on Page [13].

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------------------
                                                                                   Page
INDEPENDENT AUDITORS' REPORT                                                          1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Participants' Benefits                      2

   Statements of Changes in Net Assets Available for Participants' Benefits           3

   Notes to Financial Statements                                                    4-7

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1999:

   Schedule of Assets Held for Investment Purposes                                    8

   Schedule of Reportable Transactions                                                9

INDEPENDENT AUDITORS' REPORT


The AES Corporation Profit Sharing and
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for participants' benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

/s/  Deloitte & Touche LLP

McLean, Virginia.
June 14, 2000

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

ASSETS                                                              1999                1998
Cash                                                             $  932,707          $  983,904
Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation                          296,310,284         216,603,286
    Money market funds                                           34,920,889          13,843,947
    Mutual funds                                                 28,325,456          20,732,481
                                                               ------------        ------------
               Total investments, at fair value                 360,489,336         251,179,714

Participant loans (Note 5)                                        4,226,729           3,934,613
                                                               ------------        ------------
               Total cash and investments                       364,716,065         256,098,231
                                                               ------------        ------------
RECEIVABLES:
    Employer contributions                                        2,550,019           1,897,795
    Participant contributions                                       542,580             319,919
                                                               ------------        ------------
               Total receivables                                  3,092,599           2,217,714
                                                               ------------        ------------

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS                                                   $367,808,664        $258,315,945
                                                               ------------        ------------
                                                               ------------        ------------


See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS'
BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                       1999                1998
ADDITIONS TO NET ASSETS:
    Investment income:
       Net appreciation (depreciation) in fair value of
           investments (Note 4)                                   $112,428,820       $ (2,921,855)
       Interest and dividends                                        3,308,878           2,464,037

    Contributions:
       Employer                                                       5,333,419          3,330,620
       Participant                                                    7,847,485          2,973,123
                                                                  -------------      -------------
                      Total additions                               128,918,602          5,845,925

DEDUCTIONS FROM NET ASSETS:
    Withdrawals and distributions                                  (19,425,883)       (15,163,756)
                                                                  -------------      -------------

NET INCREASE (DECREASE)                                            109,492,719         (9,317,831)

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS:
    Beginning of year                                               258,315,945        267,633,776
                                                                  -------------      -------------
    End of year                                                    $367,808,664       $258,315,945
                                                                  -------------      -------------
                                                                  -------------      -------------

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

     The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan. All regularly scheduled full-time and part-time U.S. domestic employees and employees of Chigen Inc., a wholly owned subsidiary of The AES Corporation, are eligible to participate in the Plan on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1999, the majority of the Plan's assets, approximately 81%, was common stock of The AES Corporation.

     CONTRIBUTIONS - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 1999 and 1998, The AES Corporation (the Company) matched participant pre-tax contributions up to 5.0% of compensation, as defined by the Plan Agreement, on a dollar for dollar basis. Matching contributions made by the Company are paid in common stock of The AES Corporation. Participants may also make after-tax contributions of up to 10% of compensation.

     In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to the participants accounts on the basis of the participant's base compensation, as defined by the Plan Agreement. Profit-sharing contributions are made in the Company's common stock. During 1999 and 1998, the Company contributed 4.5% and 5.0% of base compensation as profit sharing allocations.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Participants can choose to invest their contributions in common stock of The AES Corporation and various mutual funds including Alliance Quasar Fund and Pimco Total Return Fund and in the following eight Merrill Lynch funds:
     Growth Fund, Global Allocation Fund, Federal Securities Trust Fund, Capital Fund, Basic Value Fund, Retirement Preservation Trust Fund, Equity Index Trust I Fund, Hotchkis & Wiley International Fund, or in any combination thereof in increments of 10% at their discretion. Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion. Investment options are selected by the administrative committee of the Plan.

     Effective June 1, 2000, the Plan was amended to allow participants the opportunity to direct all or a portion of their account balance through a self-directed brokerage account which allows participants the option to purchase certain investments outside those selected by the administrative committee of the Plan.

     VESTING - Participants are immediately vested in their pre-tax and post-tax contributions and Company matching contributions plus actual earnings thereon. Vesting in profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

     WITHDRAWALS AND DISTRIBUTIONS - The value of participants' contributions plus the value of all vested Company contributions is payable to participants upon retirement or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments.

     FORFEITURES - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce the Company's contributions in subsequent years.

     ADMINISTRATION - The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL - The Plan's financial statements are prepared on the accrual basis of accounting. Participant benefits are recorded when paid.

     VALUATION OF INVESTMENTS - All money market and other mutual funds are stated at their quoted market prices at December 31, 1999 and 1998. All participant loans are valued at cost, which approximates fair value.

     The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. At December 31, 1999 and 1998, the quoted market value of the Company's common stock was $74.75 and $47.38 per share, respectively.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     BY FUND INFORMATION - The Plan has adopted SOP 99-3, ACCOUNTING AND REPORTING OF CERTAIN CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, which changes the required disclosures for plans with participant-directed investment programs. As a result, the by fund disclosures of participant-directed investment programs have been eliminated in the financial statements.

     NEW ACCOUNTING PRONOUNCEMENT - In July 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND

     HEDGING ACTIVITIES (SFAS No. 133), which establishes the accounting definition of a derivative and specifies measurements, recognition, and disclosures of changes in fair value of derivatives (hedges) held by a Company. SFAS No. 133 will be adopted by the Plan in the year 2001, and the Plan's administrator has not determined what impact, if any, it will have on its net assets available for participants' benefits and changes in net assets available for participants' benefits when such statement is adopted.

3.   INVESTMENTS

     The participants' and the Company's contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments as of December 31, 1999 and 1998.


                                                       DECEMBER 31, 1999         DECEMBER 31, 1998
                                                     -------------------    ------------------------
Cash                                                      $    932,707             $    983,904
Investments at quoted market value:
    The AES Corporation common stock                       296,310,284*             216,603,286*
    Money market funds:
        Merrill Lynch Retirement Preservation Fund          29,802,302*              12,737,215
        Other                                                5,118,586                1,106,732
    Mutual funds:
        Merrill Lynch Growth Fund                           10,532,461                8,124,546
        Merrill Lynch Basic Value Fund                       7,588,919                5,782,622
        Other                                               10,204,077                6,825,313
Participant loans                                            4,226,729                3,934,613
                                                         -------------            -------------
Total cash and investments                                $364,716,065             $256,098,231
                                                         -------------            -------------
                                                         -------------            -------------


      The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998, respectively.

4.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      During the years ended December 31, 1999 and 1998, the Plan's investments (including investments bought, sold, as well as held during the period) appreciated (depreciated) in value by $112,428,820 and $(2,921,855), respectively, as follows:

                                                                     YEAR ENDED                 YEAR ENDED
                                                                  DECEMBER 31, 1999         DECEMBER 31, 1998
                                                              -------------------------  -----------------------
The AES Corporation common stock                                     $109,630,227               $   600,668
Mutual funds                                                            2,798,593                (3,522,523)
                                                                    -------------            --------------
           Net appreciation (depreciation) in fair value             $112,428,820               $(2,921,855)
                                                                    -------------            --------------
                                                                    -------------            --------------


5.    PARTICIPANT LOANS

      Participants may obtain loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence). The loans are collateralized by the balance in the participant's account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was funded. Principal and interest are paid ratably through monthly payroll deductions.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

7.    INCOME TAXES

      The Plan obtained its most recent determination letter on January 31, 1996, pursuant to which the Internal Revenue Service (the IRS) determined that the terms of the Plan, as submitted, were in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the Code. The Company also believes that the Plan is being operated in compliance with all applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    PLAN AMENDMENTS

      In accordance with the terms of the Plan, the Company is authorized to amend the Plan. Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue Code of 1986, as amended, as well as to implement design changes. No amendments were made to the Plan during 1998.

      The Company amended the Plan, effective May 14, 1999, to reflect the acquisition of six power plants from NGE Generation, Inc., an affiliate of New York State Electric and Gas Corporation (NYSEG). In connection with this acquisition, approximately 350 additional employees became eligible to participate in the Plan. The amendment allowed employees covered by the collective bargaining agreement (NY Union Participants) to become eligible to participate in the Plan solely for purposes of making elective contributions and not to be eligible for employer profit-sharing contributions. The amendment also included specifications related to participants (other than a NY Union Participant) who were formerly employed by NYSEG.

      Pursuant to the acquisition of New Energy Ventures, Inc. ("New Energy"), the Plan was amended, effective August 1, 1999, to grant employees of New Energy service credit under the Plan. Participants who were formerly employed by New Energy shall be credited with years of vesting service measured from their original date of hire with New Energy.

      Effective November 1, 1999, the Company amended the Plan to increase the flexibility of the Plan's loan provisions by allowing participants to have multiple loans. The Plan was also amended to prohibit former employees to the availability of loans except to the extent required by law.

                                 * * * * * *

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

-------------------------------------------------------------------------------------------------------------------------------

(a)                (b)                                              (c)                                (d)                (e)
                                                         DESCRIPTION OF INVESTMENT
           IDENTITY OF ISSUER,                         INCLUDING MATURITY DATE, RATE
           BORROWER, LESSOR, OR                        OF INTEREST, COLLATERAL, PAR,                                    CURRENT
              SIMILAR PARTY                                   OR MATURITY DATE                         COST              VALUE
       Cash                                                          -                            $   932,707      $    932,707

   *   The AES Corporation          Common stock - $74.75 per share, 3,964,017 shares              43,732,047       296,310,284

   *   Merrill Lynch                Retirement Preservation Trust Fund - 29,802,302 shares         29,802,286        29,802,302

   *   Merrill Lynch                Growth Fund - 384,116 shares                                    8,374,670        10,532,461

   *   Merrill Lynch                Global Allocation Fund - 226,428 shares                         3,192,403         3,174,517

   *   Merrill Lynch                Federal Securities Trust Fund - 251,385 shares                  2,429,979         2,342,904

   *   Merrill Lynch                Capital Fund - 81,663 shares                                    2,674,346         2,618,946

   *   Merrill Lynch                Basic Value Fund - 198,923 shares                               6,764,411         7,588,919

   *   Merrill Lynch                Equity Index Trust Fund - 50,579 shares                         4,408,735         5,118,586

   *   Merrill Lynch                Hotchkis & Wiley International Fund - 20,121 shares               523,684           531,205

       Merrill Lynch                Pimco Total Return Fund -76,737 shares                            790,905           759,694

       Merrill Lynch                Alliance Quasar Fund - 27,507 shares                              749,640           776,811

       Participant loans
   *       (Interest 6.5 % - 12%)                                    -                              4,226,729         4,226,729
                                                                                              ---------------    --------------
       TOTAL                                                                                     $108,602,542      $364,716,065
                                                                                              ---------------    --------------
                                                                                              ---------------    --------------

       (*) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
           (a)                               (b)              (c)            (d)            (g)          (h)            (i)
                                                                                                    CURRENT VALUE
                                                                                                     OF ASSET ON
     IDENTITY OF                  DESCRIPTION               PURCHASE       SELLING        COST OF    TRANSACTION        NET
    PARTY INVOLVED                 OF ASSET                  PRICE          PRICE          ASSET         DATE       GAIN/(LOSS)
The AES Corporation  Common Stock - 266 purchases           $ 16,714,023     $     -   $ 16,714,023      $     -    $         -

Merrill Lynch        Retirement Preservation Trust -
                     339 purchases                            43,347,173           -     43,347,173            -              -

The AES Corporation  Common Stock - 235 sales                 19,074,110  46,314,902     19,074,110   46,314,902     27,240,792

Merrill Lynch        Retirement Preservation Trust -
                     158 sales                                26,282,086  26,282,086     26,282,086   26,282,086              -



NOTES:  (1)       The items listed above represent all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
                  Income Security Act of 1974. All purchases are stated at cost.

        (2) There were no single transactions in excess of 5% of Plan assets for the year ended December 31, 1999.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                              THE AES CORPORATION

                                              BY:  /s/ Barry J. Sharp
                                                   ------------------------
                                                   Barry J. Sharp
                                                   Vice President and
                                                   Chief Financial Officer


Date:  June 26, 2000

                                  EXHIBIT INDEX


EXHIBIT 23.1                                               PAGE
Independent Auditors' Consent                               12